Fax

LIBERTY INTERNATIONAL

04 MAR 26 AM 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	24 March 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached two announcements that have been made on the London Stock Exchange within the last day.. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

04010902

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dw 3/29

LIBERTY INTERNATIONAL

BY FAX

March 2004, 24

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Interests of Directors and Connected Persons' and 'Purchase of unsecured Bonds by Liberty International PLC

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Capital Shopping Centres PLC ("CSC")
Purchase of unsecured Bonds by Liberty International PLC ("Liberty International")

CSC announces that its parent company, Liberty International, has increased its holding of unsecured Bonds issued by CSC by purchasing, since the previous disclosure on 9 January 2003, £8,600,000 nominal of 5.75% unsecured Bonds due 2009, thereby increasing its holding to £83,695,000 nominal. This leaves the balance not held by Liberty International at £66,305,000 out of the original £150 million 5.75% unsecured Bonds in issue.

It is not intended that the unsecured Bonds held by Liberty International will be re-issued into the market.

Kerin Williams
Deputy Company Secretary
Capital Shopping Centres PLC

24 March 2004

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised by employees of the Company on 17 March 2004. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees

File No. 82-34722

7 Shares transferred:

	No. of Shares:	Price per Share:
i)	85,150	512p
ii)	2,500	419p
iii)	7,000	475p
iv)	6,797	279.5p
v)	10,000	406p
vi)	33,000	366p
TOTAL	144,447	

8 Percentage of issued class:	i) 0.026% ii) 0.001% iii) 0.002% iv) 0.002% v) 0.003% vi) 0.010%
9 Class of security:	Ordinary shares
10 Date of transaction:	17 March 2004
11 Date company informed:	22 March 2004
12 Total holding following this notification:	4,998,891
13 Total percentage holding of issued class following this notification:	1.554%
14 Contact name for queries:	Kerin Williams
15 Contact telephone number:	020 7887 7108
16 Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
Date of Notification:	23 March 2004

Fax

04 MAR 26 AM 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	26 March 2004
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached two announcements that have been made on the London Stock Exchange yesterday.. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

Yours faithfully

Kerin Williams
Deputy Company Secretary

LIBERTY

INTERNATIONAL

BY FAX

March 2004, 26

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Interests of Directors and Connected Persons'.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax: +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC
Directors' Shareholdings

1	Name of company:	Liberty International PLC
2	Name of director:	Mr D P H Burgess
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr D P H Burgess
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of shares
7	Number of shares/amount of stock acquired:	10,000 shares
8	Percentage of issued class:	0.003%
9	Class of security:	Ordinary Shares
10	Price per share:	740p
11	Date of transaction:	22 March 2004
12	Date company informed:	25 March 2004
13	Total holding following this notification:	19,250
14	Total percentage holding of issued class following this notification:	0.006%
15	Contact name for queries:	Kerin Williams 020 7887 7018
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J I Saggers
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr J I Saggers
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	(i) Transfer of shares to Spouse (ii) Transfer of shares to son (over 18)
7	Number of shares/amount of stock sold:	(i) 5,000 shares (ii) 5,000 shares
8	Percentage of issued class:	(i) 0.001% (ii) 0.001%
9	Class of security:	Ordinary Shares
10	Price per share:	N/A
11	Date of transaction:	25 March 2004
12	Date company informed:	25 March 2004
13	Total holding following this notification:	74,824
14	Total percentage holding of issued class following this notification:	0.023%
15	Contact name for queries:	Kerin Williams 020 7887 7108
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 25 March 2004